UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 21)

THE ARISTOTLE CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

040448201
(Cusip Number)

H. William Smith
96 Cummings Point Road
Stamford, CT 06902
(203) 358-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 040 448201

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

   GENEVE CORPORATION

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                        (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

   WC, OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)   [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
		16,279,971
	8.	SHARED VOTING POWER
		0
	9.	SOLE DISPOSITIVE POWER
		16,279,971
	10.	SHARED DISPOSITIVE POWER
		0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    16,279,971

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    91.1%

14. TYPE OF REPORTING PERSON

    CO

*SEE INSTRUCTIONS

Item 1. Security and Issuer.

The undersigned, Geneve Corporation ("Geneve"), hereby supplements and amends the Schedule 13D, dated January 9, 1998, as amended (the "Statement"), filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 5. Interest in Securities of Issuer.

Item 5 of the Statement is hereby amended to modify the first sentence of the first paragraph as follows:

"Geneve is the beneficial owner of and has the power to vote and dispose of 16,279,971shares of Common Stock which constitute 91.1% of the outstanding shares of Common Stock and 88.3% of the voting power of the Company's outstanding voting securities."

Item 5 of the Statement is hereby amended to add the following:

"On June 13, 2007, Geneve acquired 225,000 shares of Common Stock in a private transaction. The consideration was in the form of an exchange of a minority position in a privately-held company. The closing price of the Common Stock on June 12, 2007 was $13.28."

<u>Signature</u>

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENEVE CORPORATION

By: <u>/s/Steven B. Lapin</u>
Steven B. Lapin
President and Chief Operating Officer

June 14, 2007